SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANDRX CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	65-1013859

(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

4955 Orange Drive, Davie, Florida	33314

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: _________________(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series A Junior Participating Preferred Stock

(Title of class)

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

     On March 20, 2003, the Board of Directors of Andrx Corporation, a Delaware corporation (the “Company”), adopted the Company’s Stockholder Rights Plan (the “Rights Plan”) and, in connection therewith, declared a dividend distribution of one preferred share purchase right (each a “Right” and , collectively the “Rights”) for each outstanding share of Andrx Corporation – Andrx Group Common Stock, par value $0.001 per share (the “Common Stock”). The dividend is payable on March 31, 2003 to stockholders of record on that date (the “Record Date”). Once exercisable, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Preferred Stock”), at a price of $70.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment and subject to the terms and conditions set forth in the Rights Plan. The terms, provisions and conditions of the Rights are set forth in a Rights Agreement dated as of March 20, 2003, as the same may be amended from time to time (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”). The purpose of this Registration Statement is to register the Rights.

Distribution Date; “Acquiring Person”.

     The Rights are not exercisable until the “Distribution Date.” Under the Rights Agreement, a “Distribution Date” generally occurs upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock. Subject to certain limited exceptions specified in the Rights Agreement, any person or group of affiliated or associated persons who becomes the beneficial owner of 15% or more of the Company’s outstanding shares of Common Stock is an “Acquiring Person” under the Rights Plan. In addition, any person who (i) inadvertently crosses the 15% ownership threshold, and (ii) promptly divests itself of Common Stock so that it owns less than 15% of the Company’s outstanding Common Stock, would not be deemed an “Acquiring Person” under the Rights Agreement if the Board of Directors so determines.

Evidence of Rights; Transfer and Detachment; Right Certificates.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), the Rights will be evidenced, with respect to Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates together with a copy of the Summary of Rights to Purchase Preferred Shares (the “Summary of Rights”) (included as an exhibit to the Rights Agreement); new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of

Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the surrender for transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. In certain circumstances, the detachment of Rights (and the issuance of separate Right Certificates) may be deferred by prior action of the Company’s Board of Directors.

Exercisability; Expiration.

     The Rights are not exercisable until the Distribution Date. Once exercisable, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Preferred Stock, at the Purchase Price of $70.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment. The Rights will expire on March 20, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as provided under the Rights Agreement.

Adjustments.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations, or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1.0% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

Preferred Stock.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each Right reflects (and entitles the registered holder to) a right to purchase one one-thousandth of a share of Preferred Stock. Each share of Preferred Stock will be entitled, when, as, and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution, or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per share (plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment) or (b) 1,000 times the payment made per share of Common Stock. Each whole share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of Common Stock are converted or exchanged, each whole share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights of holders of Preferred Stock are protected by customary antidilution provisions. Because of the nature of the Preferred Stock’s dividend, liquidation, and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

“Flip-In” Provision/Purchase Right.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

“Flip-Over” Provision/Purchase Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision is required to be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the transaction (or its parent) having a market value (at the time of such transaction) of two times the exercise price of the Right.

Exchange Provision.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph (regarding the “flip-over” provision) or the acquisition by the Acquiring Person of 50% or more of the outstanding shares of the Company’s Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

Redemption.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company determines to be appropriate. The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment.

     For so long as the Rights are outstanding and then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. This includes the ability to lower the ownership threshold which triggers the “flip-in” provision to as low as 10%. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than those of any Acquiring Person, whose Rights will have become void).

Interpretation; Board Approvals.

     The Board of Directors of the Company has the sole authority to administer the Rights Plan and to exercise all rights and powers granted to the Board or to the Company, or as are otherwise advisable in the administration of the Rights Plan, including the power to (i) interpret the terms and provisions of the Rights Agreement and (ii) make all determinations appropriate for the administration of the Rights Plan (including a determination to redeem or not to redeem the Rights, to exchange the Rights or to amend the Rights Agreement). All such interpretations and determinations in good faith are final and binding on the parties (including the Rights holders) and do not subject the Board (or the directors) to any liability to the holders of Rights.

Rights and Holders.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Further Information.

     The form of Rights Agreement between the Company and the Rights Agent, specifying the terms, provisions and conditions of the Rights, and which includes as EXHIBIT A the form of Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, as EXHIBIT B the form of Right Certificate and as EXHIBIT C the form of Summary of Rights are attached hereto as exhibits and incorporated herein by reference. The summary description of the Rights Plan, the Rights Agreement and the Rights, set forth above, does not purport to be complete and is qualified in its entirety by reference to these exhibits.

Item 2. Exhibits.

     4.3 Rights Agreement, dated March 20, 2003 between Andrx Corporation and American Stock Transfer & Trust Company, as Rights Agent, together with the following exhibits thereto: Exhibit A — Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Andrx Corporation; Exhibit B — Form of Right Certificate; and Exhibit C — Summary of Rights to Purchase Preferred Shares of Andrx Corporation.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 21, 2003	ANDRX CORPORATION

By: /s/Scott Lodin
Scott Lodin Executive Vice President, General Counsel and Secretary